MORGAN STANLEY & CO. INCORPORATED

1585 Broadway

New York, New York 10036

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York, New York 10019

March 8, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sensata Technologies Holding N.V.
Registration Statement on Form S-1 (File No. 333-163335)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on March 10, 2010, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 26, 2010, through the date hereof:

Preliminary Prospectus dated February 26, 2010:

15,669 copies to prospective Underwriters, institutional investors, dealers and others.

We were advised on February 25, 2010 by the Corporate Finance Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED BARCLAYS CAPITAL INC.

As Representatives of the several Underwriters

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ John D. Tyree
Name: John D. Tyree
Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President